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               June 22, 2022

       Douglas Peterson
       President and Chief Executive Officer
       S&P Global Inc.
       55 Water Street
       New York, NY 10041

                                                        Re: S&P Global Inc.
                                                            Form 10-K filed
February 8, 2022
                                                            File No. 001-01023

       Dear Mr. Peterson:

              We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




               Sincerely,


               Division of Corporation Finance

               Office of Trade & Services